

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 2, 2009

CT Corporation System
  as agent for service for
Pypo China Holdings Limited
111 Eighth Avenue
New York, New York 10011

      Re: Pypo China Holdings Limited
             Post-effective amendment to Form S-4
             Filed October 15, 2009
             File No. 333-153492

Ladies and Gentlemen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please indicate below the second paragraph of text required on the Signatures page which individuals signed in the capacities of (1) principal financial officer; and (2) controller or principal accounting officer.

2.   Please tell us the authority on which you rely to conclude that the registrant can sign the document as its own duly authorized representative in the United States.

3.   Given your disclosure on page 194 regarding the identity of your officers, please tell us the authority on which you relied to determine which individuals would file

the Form 10-Q filed August 14, 2009. Also tell us why another entity signed that Form 10-Q.

* * * * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

                        Sincerely,

                        Russell Mancuso
                        Branch Chief

cc (via fax): David T. Zhang, Esq.—Latham & Watkins